Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-172554 and 333-172554-01

PRICING SUPPLEMENT NO. 2011—MTNDG0133  DATED NOVEMBER 28, 2011
(TO PROSPECTUS SUPPLEMENT DATED MAY 12, 2011 AND PROSPECTUS DATED MAY 12, 2011)
MEDIUM-TERM NOTES, SERIES D
CITIGROUP FUNDING INC.
Annual Observation Coupon Notes Based on the Performance of the S&P 500® Index Due November 25, 2016
$1,000 per Note
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.

•	The notes will mature on November 25, 2016.
•	The notes will be issued in denominations of $1,000 and in integral multiples thereof. The stated principal amount and original issue price is $1,000 per note.
•
The notes offer an annual interest payment at a rate that will depend on whether the closing value of the S&P 500® Index, which we refer to as the “underlying index,” on the observation date occurring at the end of the applicable annual observation period is greater than or equal to the closing value of the underlying index on the observation date occurring at the beginning of that period.  The notes provide for the full return of the stated principal amount at maturity unless the final index value is less than 80% of the initial index value, which we refer to as the “buffer level.”  If the final index value is less than the buffer level, you will lose 1% of the stated principal amount of your notes for each 1% by which the final index value is less than the buffer level.  The annual interest rate on the notes may be as low as 3% and the payment at maturity per note may be as low as $200 (plus the annual interest payment per note due at maturity).  The return on the notes will be limited to the sum of the five annual interest payments, even if the final index value greatly exceeds the initial index value.  Investors in the notes will not receive the dividend yield on, or share in any appreciation of, the underlying index over the term of the notes, but investors will bear the downside risk of the underlying index, subject to a 20% buffer.  All payments on the notes are subject to the credit risk of Citigroup Inc.

•	For each annual observation period, you will receive for each note you hold an interest payment in cash determined as follows:

• if the applicable annual index return percentage is greater than or equal to 0%:	8% multiplied by $1,000, or
• if the applicable annual index return percentage is less than 0%:	3% multiplied by $1,000.

•
The “annual observation periods” are each period commencing on and including an observation date and continuing to and including the next succeeding observation date.  The “observation dates” are expected to be November 28, 2011 (the pricing date), November 26, 2012, November 25, 2013, November 24, 2014, November 23, 2015 and November 21, 2016 (the “final observation date”), subject to postponement for non-index business days and certain market disruption events.

•
The “annual index return percentage” for any annual observation period will be equal to the final annual index value minus the initial annual index value, divided by the initial annual index value.  The “initial annual index value” for any annual observation period will be equal to the closing value of the underlying index on the observation date occurring at the beginning of that annual observation period.  The “final annual index value” for any annual observation period will be equal to the closing value of the underlying index on the observation date occurring at the end of that annual observation period.

•
At maturity, you will receive for each note you hold an amount in cash equal to the annual interest payment due on the maturity date plus an amount that we refer to as the “indexed principal amount.”  The indexed principal amount will be determined as follows:

• if the final index value is greater than or equal to the buffer level:	$1,000, or
• if the final index value is less than the buffer level:	$1,000 multiplied by the index performance factor, plus $200.

•	The “initial index value” equals 1,192.55. The “final index value” will be equal to the closing value of the underlying index on the final observation date.
•	The “index performance factor” will equal the final index value divided by the initial index value.
•	The “pricing date” is November 28, 2011, the day we priced the notes for initial sale to the public.
•	The notes will not be listed on any securities exchange.
Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-8.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement or the accompanying prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.
The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.
	Per Note		Total
Public Offering Price	$1,000.00		$832,000.00
Underwriting Fee	$39.50	(1)	$32,864.00
Proceeds to Citigroup Funding Inc.	$960.50	(2)	$799,136.00
(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, will receive an underwriting fee of up to $39.50 for each $1,000 note sold in this offering. The actual per note underwriting fee will be equal to the selling concession provided to selected dealers, as described in the next sentence.  Citigroup Global Markets Inc. will pay selected dealers a variable selling concession of up to $39.50 for each $1,000 note they sell.  The total underwriting fee shown above gives effect to the actual amount of this variable selling concession.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.
(2) The per note proceeds to Citigroup Funding Inc. indicated above represent the minimum per note proceeds to Citigroup Funding Inc. for any note, assuming the maximum per note underwriting fee of $39.50.  As noted in footnote (1), the underwriting fee is variable.  You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information. The actual total proceeds to Citigroup Funding Inc. shown above gives effect to the actual amount of this variable underwriting fee
Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about November 30, 2011.
Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION—Q&A

What Are the Notes?

The Annual Observation Coupon Notes Based on the Performance of the S&P 500® Index due November 25, 2016 (the “notes”) are senior unsecured debt securities of Citigroup Funding Inc. (“Citigroup Funding”), fully and unconditionally guaranteed by Citigroup Inc. and have a maturity of approximately five years.  All payments due on the notes are subject to the credit risk of Citigroup Inc.

Unlike ordinary debt securities, the notes do not provide for fixed regular payments of interest or the full return of principal in all circumstances.  The notes offer an annual interest payment at a rate that will depend on whether the closing value of the S&P 500® Index, which we refer to as the “underlying index,” on the observation date (as defined below) occurring at the end of the applicable annual observation period (as defined below) is greater than or equal to the closing value of the underlying index on the observation date occurring at the beginning of that period.  The notes provide for the full return of the stated principal amount at maturity unless the final index value (as defined below) is less than 80% of the initial index value (as defined below), which we refer to as the “buffer level.”  If the final index value is less than the buffer level, you will lose 1% of the stated principal amount of your notes for each 1% by which the final index value is less than the buffer level.  The annual interest rate on the notes may be as low as 3% and the payment at maturity on the notes may be as low as $200 per note (plus the annual interest payment per note due at maturity).  The return on the notes will be limited to the sum of the five annual interest payments, even if the final index value greatly exceeds the initial index value.  Investors in the notes will not receive the dividend yield on, or share in any appreciation of, the underlying index over the term of the notes, but investors will bear the downside risk of the underlying index, subject to a 20% buffer.  See “—How Will the Annual Interest Payments Be Determined?” and “—What Will I Receive at Maturity of the Notes?” below.

The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Each note represents a stated principal amount of $1,000.  You may transfer the notes only in units of $1,000 and integral multiples of $1,000.  You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee.  Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors.  Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC.  You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

How Will the Annual Interest Payments Be Determined?

On each annual interest payment date, you will receive in cash an annual interest payment at a rate that will depend on the performance of the underlying index over the applicable annual observation period.  For each annual observation period, the annual interest payment per note will be determined as follows:

• if the applicable annual index return percentage is greater than or equal to 0%:	8% multiplied by $1,000, or
• if the applicable annual index return percentage is less than 0%:	3% multiplied by $1,000.

The “annual observation periods” are each period commencing on and including an observation date and continuing to and including the next succeeding observation date.  The “observation dates” are expected to be November 28, 2011 (the pricing date), November 26, 2012, November 25, 2013, November 24, 2014, November 23, 2015 and November 21, 2016 (the “final observation date”), subject to postponement for non-index business days and certain market disruption events.  The “annual index return percentage” for any annual observation period will be equal to the final annual index value minus the initial annual index value, divided by the initial annual index value.  The “initial annual index value” for any annual observation period will be equal to the closing value of the underlying index on the observation date occurring at the beginning of such annual observation period.  The “final annual index value” for any annual observation period will be equal to the closing value of the underlying index on the observation date occurring at the end of such annual observation period.  The interest payment for each annual observation period will be made on the annual interest payment date relating to such observation period, which will be the third business day following the observation date occurring at the end of such annual observation period.  The “pricing date” is November 28, 2011, the day we priced the notes for initial sale to the public.

The structure of the interest payments on the notes differs from notes that bear interest at a fixed rate.  You should understand how the interest rate calculations work in connection with your investment.  You can find more information in the section “Description of the Notes—Annual Interest Payments” in this pricing supplement.

What Will I Receive at Maturity of the Notes?

The notes will mature on November 25, 2016.  At maturity, you will receive for each note you hold an amount in cash equal to the annual interest payment due on the maturity date plus an amount that we refer to as the “indexed principal amount.”  The indexed principal amount will be determined as follows:

• if the final index value is greater than or equal to the buffer level:	$1,000, or
• if the final index value is less than the buffer level:	the sum of (i) $1,000 multiplied by the index performance factor, and (ii) $200.

The “initial index value” equals 1,192.55, the closing value of the underlying index on the pricing date.  The “final index value” will be equal to the closing value of the underlying index on the final observation date.  The “index performance factor” will equal the final index value divided by the initial index value.  If the final index value is less than 80% of the initial index value, the indexed principal amount will be less than the stated principal amount of $1,000 and may be as low as $200 per note.

Where Can I Find Examples of Hypothetical Amounts Payable on the Notes?

For examples of hypothetical amounts you could receive on each annual interest payment date and at maturity of the notes, see “Hypothetical Amounts Payable on the Notes” below.

What Will I Receive if I Sell the Notes Prior to Maturity?

You will receive each annual interest payment only if you hold the notes on the applicable record date for that annual interest payment.  You will receive the payment at maturity on the notes, which may be less than the stated principal amount of the notes, only if you hold the notes at maturity.  If you choose to sell your notes before the notes mature, you are not guaranteed and should not expect to receive the full stated principal amount of the notes you sell.  You should refer to the sections “Risk Factors Relating to the Notes—The Market Price of the Notes Will Be Influenced by Many Unpredictable Factors” and “—The Notes Will Not Be Listed on Any Securities Exchange and Secondary Trading May Be Limited” in this pricing supplement for further information.

Who Publishes the Underlying Index and What Does It Measure?

Unless otherwise stated, all information on the underlying index provided in this pricing supplement is derived from publicly available sources. The underlying index is calculated, maintained and published by Standard & Poor’s Financial Services LLC and consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the underlying index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of November 28, 2011, the aggregate market value of the 500 companies included in the underlying index represented approximately 75% of the U.S. equities market. For further information on the underlying index, including its makeup, method of calculation and changes in its components, see “Description of the S&P 500® Index” in this pricing supplement.

An investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the underlying index.

How Has the Underlying Index Performed Historically?

We have provided a table showing the high and low closing values, as well as end-of-period closing values, of the underlying index for each quarter in the period from January 3, 2006 to November 28, 2011 as well as a graph showing the daily closing values of the underlying index on each day such closing values were available from January 3, 2006 to November 28, 2011. You can find the table and the graph in the section “Description of the S&P 500® Index—Historical Data on the S&P 500® Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the underlying index in recent years. However, past performance is not indicative of how the underlying index will perform in the future.

What Are the U.S. Federal Tax Consequences of Investing in the Notes?

See “United States Federal Tax Considerations” below for a description of the U.S. federal tax consequences of investing in the notes.

Will the Notes Be Listed on an Exchange?

The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers.  Citigroup Funding is a wholly owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets Inc. (“Citigroup Global Markets”), is the underwriter for the offering and sale of the notes.  After the initial offering, Citigroup Global Markets and/or other of our affiliated dealers currently intend, but are not obligated, to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution; Conflicts of Interest” in this pricing supplement, the accompanying prospectus supplement and prospectus.  However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Citigroup Global Markets will also act as calculation agent for the notes.  As calculation agent, Citigroup Global Markets. will make determinations with respect to the notes.  You should refer to “Risk Factors Relating to the Notes—The Calculation Agent, Which Is an Affiliate of Ours, Will Make Determinations With Respect to the Notes” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We have hedged our obligations under the notes through one or more of our affiliates. This hedging activity may involve trading in the stocks that constitute the underlying index and/or in instruments, such as options, swaps or futures, related to the underlying index and/or the stocks that constitute the underlying index. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in our or our affiliates’ receipt of a profit, even if the market value of the notes declines. You should refer to “Risk Factors

Relating to the Notes—The Inclusion of Underwriting Fees and Projected Profit From Hedging in the Original Issue Price Is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the notes as long as either (A) (1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the notes or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

SUMMARY TERMS

Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company; however, because the notes are not principal protected, you may receive an amount at maturity (apart from the annual interest payment due at maturity) that is up to 80% less than the stated principal amount of the notes.

Notes:	Annual Observation Coupon Notes Based on the Performance of the S&P 500® Index due November 25, 2016
Underlying index:	S&P 500® Index
Pricing date:	November 28, 2011
Original issue date:	November 30, 2011
Maturity date:	November 25, 2016
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Aggregate stated principal amount:	$832,000
Annual interest payments:
For any annual observation period:
•  if the applicable annual index return percentage is greater than or equal to 0%, an amount per note equal to 8% multiplied by $1,000, or
•  if the applicable annual index return percentage is less than 0%, an amount per note equal to 3% multiplied by $1,000.

Annual observation periods:	Each period commencing on and including an observation date and continuing to and including the next succeeding observation date.
Observation dates:
November 28, 2011 (the pricing date), November 26, 2012, November 25, 2013, November 24, 2014, November 23, 2015 and November 21, 2016 (the “final observation date”), subject to postponement for non-index business days and certain market disruption events.

Annual index return percentage:	(final annual index value – initial annual index value) initial annual index value
Initial annual index value:	For any annual observation period, the closing value of the underlying index on the observation date occurring at the beginning of such annual observation period.
Final annual index value:	For any annual observation period, the closing value of the underlying index on the observation date occurring at the end of such annual observation period.
Annual interest payment dates:	For each annual observation period, the third business day following the observation date occurring at the end of such annual observation period.
Payment at maturity:
The annual interest payment due on the maturity date plus the indexed principal amount.  If the final index value is less than 80% of the initial index value, the indexed principal amount will be less than the stated principal amount of $1,000 and may be as low as $200 per note.

Indexed principal amount:
•  If the final index value is greater than or equal to the buffer level, $1,000 per note, or
•  If the final index value is less than the buffer level, an amount equal to the sum of (i) $1,000 multiplied by the index performance factor, and (ii) $200.

Initial index value:	1,192.55
Final index value:	The closing value of the underlying index on the final observation date
Buffer level:	80% of the initial index value
Index performance factor:	final index value initial index value
Risk factors:	Please see “Risk Factors Relating to the Notes” beginning on page PS-8.
Underlying index publisher:	Standard & Poor’s Financial Services LLC
Clearing and settlement:	DTC

Listing:	The notes will not be listed on any securities exchange.
Calculation agent:	Citigroup Global Markets Inc.
Trustee:	The Bank of New York Mellon (as successor trustee under an indenture dated June 1, 2005)
CUSIP:	1730T0PU7
ISIN:	US1730T0PU78

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the value of the underlying index and other events that are difficult to predict and beyond our control.

If the Final Index Value is Less than 80% of the Initial Index Value, You Will Not Receive, and May Lose up to 80% of, the Full Stated Principal Amount of the Notes at Maturity

Unlike ordinary debt securities, the notes do not provide for the full return of principal in all circumstances.  The payment at maturity on the notes will consist of the annual interest payment due on the maturity date plus the indexed principal amount.  The indexed principal amount will be equal to or less than $1,000 and will be less than $1,000 if the final index value is less than 80% of the initial index value.  The indexed principal amount may be as low as $200 per note, subject to the credit risk of Citigroup Inc.  See “Hypothetical Amounts Payable on the Notes” below.

The Notes Do Not Provide for Fixed Regular Payments of Interest

Unlike ordinary debt securities, the notes do not provide for fixed regular payments of interest.  The amount of each annual interest payment will depend on the performance of the underlying index over the applicable annual observation period.  If the annual index return percentage for any annual observation period is less than 0%, then the related annual interest payment will be paid at a rate of 3% per annum.   Thus, the notes are not a suitable investment for investors who require regular interest payments more frequently than annually or at a rate that is certain to exceed 3% per annum.  See “Hypothetical Amounts Payable on the Notes” below.

The Return on the Notes Will Be Limited

The return on the notes will be limited to the sum of the annual interest payments on the notes, even if the final index value greatly exceeds the initial index value.  The maximum possible return on the notes, which would be achieved only if the annual index return percentage for each of the five annual observation periods is greater than or equal to 0% and the final index value is greater than or equal to the buffer level, is 40%.  Investors in the notes will not share in any appreciation of the underlying index, which may be significantly greater than the maximum possible return on the notes.

Potential for a Lower Comparative Yield

If the annual index return percentage for any annual observation period is less than 0%, the annual interest rate on the notes for that annual observation period will be 3%.  This rate is less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.  There can be no assurance that any annual interest payment over the term of the notes will be paid at the higher rate of 8% per annum.  Furthermore, even if one or more annual interest payments over the term of the notes is paid at the higher rate of 8% per annum, the effective yield on the notes may nevertheless be less than that which would be achieved on a conventional fixed-rate debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity if the final index value is less than the buffer level, which would cause the indexed principal amount to be less than the stated principal amount of $1,000 per note.

Volatility of the Underlying Index

Historically, the value of the underlying index has been volatile. From January 3, 2006 to November 28, 2011, the closing value of the underlying index has been as low as 676.53 and as high as 1,565.15.  The amount of each annual interest payment will depend on whether the closing value of the underlying index on the observation date occurring at the end of the related annual observation period is greater than the closing value of the underlying index on the observation date occurring at the beginning of that observation period.  Moreover, the indexed principal amount will depend on whether the closing value of the underlying index on the final observation date is greater than, equal to or less than 80% of the closing value of the underlying index on the pricing date.  Accordingly, the return on the notes will be determined by the closing value of the underlying index on only six dates, regardless of the closing value of the underlying index on any other date during the term of the notes.  Consequently, the volatility of the underlying index may result in your receiving the lower annual interest payment for one or more annual observation periods, and an indexed principal amount at maturity that is less than the stated principal amount of the notes and possibly as low as $200 per note, even if the underlying index has appreciated over one or more other periods during the term of the notes.

The Market Price of the Notes Will Be Influenced by Many Unpredictable Factors

Several factors will influence the value of the notes in the secondary market and the price at which Citigroup Global Markets may be willing to purchase or sell the notes in the secondary market, including: the value, volatility and dividend yield of the underlying index, interest and yield rates generally, time remaining to maturity of the notes, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in the credit ratings or credit spreads of Citigroup Inc.  The closing value of the underlying index may be, and has recently been, volatile, and we can give you no assurance that this volatility will lessen.  See “Description of the S&P 500® Index—Historical Data on the S&P 500® Index” below.  You may receive less, and possibly significantly less, than the stated principal amount of the notes if you try to sell your notes prior to maturity.

The Notes Are Subject to the Credit Risk of Citigroup Inc., and Any Actual or Anticipated Changes to Its Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes

Investors are dependent on the ability of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the notes, to pay all amounts due on the notes, and, therefore, investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. The notes are not guaranteed by any other entity. If Citigroup Inc. defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc.’s credit risk is likely to adversely affect the market value of the notes.

Investing in the Notes Is Not Equivalent to Investing in the Underlying Index

Investing in the notes is not equivalent to investing in the underlying index or the stocks that constitute the underlying index.  Investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index.  The stocks that constitute the underlying index as of November 28, 2011 average a dividend yield of 2.22% per year.  If this average dividend yield were to remain constant for the term of the notes, then, assuming no reinvestment of dividends, you would be forgoing an aggregate yield of 11.10% (calculated on a simple interest basis) by investing in the notes instead of investing directly in the stocks that constitute the underlying index or in another investment linked to the underlying index that provides for a pass-through of dividends.  However, it is impossible to predict whether the dividend yield over the term of the notes will be higher, lower or the same as this average dividend yield or the average dividend yield during any other period.  Moreover, because the indexed principal amount will not exceed $1,000, the return on the notes will never exceed the sum of the annual interest payments, even if the final index value greatly exceeds the initial index value.  Accordingly, the notes are not a suitable investment for investors who are looking to receive returns that reflect the performance of the underlying index.

Adjustments to the Underlying Index Could Adversely Affect the Value of the Notes

The underlying index publisher may add, delete or substitute the stocks that constitute the underlying index or make other methodological changes that could change the value of the underlying index. The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

You Will Have No Rights Against the Underlying Index Publisher

You will have no rights against the underlying index publisher, even though the amount you receive on each annual interest payment date and at maturity will depend upon the closing value of the underlying index on the specified observation dates. The underlying index publisher is not in any way involved in this offering and has no obligations relating to the notes or the holders of the notes.

The Notes Will Not Be Listed on Any Securities Exchange and Secondary Trading May Be Limited

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If, at any time, Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Inclusion of Underwriting Fees and Projected Profit From Hedging in the Original Issue Price Is Likely to Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since the original issue price includes, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices may be lower than the costs of unwinding the related hedging transactions at the time of the secondary market transaction. Our affiliates may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

The Calculation Agent, Which Is an Affiliate of Ours, Will Make Determinations With Respect to the Notes

Citigroup Global Markets, the calculation agent, is an affiliate of ours. As calculation agent, Citigroup Global Markets will determine the closing value of the underlying index on each observation date and the payment that you will receive on each annual interest payment date and at maturity.  Determinations made by Citigroup Global Markets in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events, the selection of a successor index or calculation of the closing value in the event of the unavailability or discontinuance of the underlying index or the occurrence of a market disruption event, may adversely affect the annual interest payments and the payment to you at maturity.

Hedging and Trading Activity by the Calculation Agent and Its Affiliates Could Potentially Affect the Value of the Notes

One or more of our affiliates have hedged our obligations under the notes and will carry out hedging activities related to the notes (and to other instruments linked to the underlying index or the stocks that constitute the underlying index), including trading in stocks that constitute the underlying index and/or in instruments, such as options, swaps or futures, related to the underlying index and/or the stocks that constitute the underlying index.  Our affiliates also trade in the stocks that constitute the underlying index and other financial instruments related to the underlying index and the stocks that constitute the underlying index on a regular basis as part of their general broker-dealer, proprietary trading and other businesses.  Such hedging or trading activities on or prior to the pricing date could have potentially increased the closing value of the underlying index on the pricing date and, therefore, the closing value the underlying index must achieve on the next succeeding observation date and on the final observation date in order for investors in the notes to receive an annual interest payment for the first annual observation period at the higher rate of 8% per annum and a full return of the stated principal amount at maturity.  Additionally, any of these hedging or trading activities during the term of the notes could adversely affect the closing value of the underlying index on any observation date and, accordingly, any annual interest payment and/or the payment to you at maturity.

The U.S Federal Income Tax Consequences of an Investment in the Notes Are Unclear

There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”).  Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes described herein.  If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be affected materially and adversely.  As described below under “United States Federal Tax Considerations,” in 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  Both U.S. and non-U.S. persons considering an investment in the notes should review carefully the section of this pricing supplement entitled “United States Federal Tax Considerations” and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus in connection with your investment in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filing for May 12, 2011 on the SEC Web site):

▪	Prospectus and Prospectus Supplement filed on May 12, 2011: http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

General

The Annual Observation Coupon Notes Based on the Performance of the S&P 500® Index due November 25, 2016 (the “Notes”) are senior unsecured debt securities of Citigroup Funding Inc. (“Citigroup Funding”), fully and unconditionally guaranteed by Citigroup Inc., and have a maturity of approximately five years.  All payments due on the Notes are subject to the credit risk of Citigroup Inc.

Unlike ordinary debt securities, the Notes do not provide for fixed regular payments of interest or the full return of principal in all circumstances.  The Notes provide for an annual interest payment at a rate that will depend on whether the closing value of the S&P 500® Index, which we refer to as the “Underlying Index,” on the Observation Date (as defined below) occurring at the end of the applicable Annual Observation Period (as defined below) is greater than or equal to the Closing Value of the Underlying Index on the Observation Date occurring at the beginning of that period.  The Notes provide for the full return of the stated principal amount at maturity unless the Final Index Value (as defined below) is less than 80% of the Initial Index Value (as defined below), which we refer to as the “Buffer Level.”  If the Final Index Value is less than the Buffer Level, you will lose 1% of the stated principal amount of your Notes for each 1% by which the Final Index Value is less than the Buffer Level.  The annual interest rate on the Notes may be as low as 3% and the payment at maturity on the Notes may be as low as $200 per Note (plus the annual interest payment per Note due at maturity).  The return on the Notes will be limited to the sum of the five annual interest payments, even if the Final Index Value greatly exceeds the Initial Index Value.  Investors in the Notes will not receive the dividend yield on, or share in any appreciation of, the Underlying Index over the term of the Notes, but investors will bear the downside risk of the Underlying Index, subject to a 20% buffer.  See “—Annual Interest Payments” and “—Payment at Maturity” below.

The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Each Note represents a stated principal amount of $1,000.  You may transfer the Notes only in units of $1,000 and integral multiples of $1,000.  You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances.  Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee.  Direct and indirect participants in DTC will record beneficial ownership of the Notes by individual investors.  Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Notes through the accounts those systems maintain with DTC.  You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Annual Interest Payments

On each annual Interest Payment Date (as defined below), you will receive in cash an annual interest payment at a rate that will depend on the performance of the Underlying Index over the applicable Annual Observation Period.  For each Annual Observation Period, the annual interest payment per Note will be determined as follows:

• if the applicable Annual Index Return Percentage is greater than or equal to 0%:	8% multiplied by $1,000, or
• if the applicable Annual Index Return Percentage is less than 0%:	3% multiplied by $1,000.

The structure of the interest payments on the Notes differs from notes that bear interest at a fixed rate.  You should understand how the interest rate calculations work in connection with your investment in the Notes.

The annual interest payments will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day preceding each annual Interest Payment Date (each such date, a “Regular Record Date”).

The “Annual Index Return Percentage” for any Annual Observation Period will be equal to (i) the Final Annual Index Value minus the Initial Annual Index Value, divided by (ii) the Initial Annual Index Value.

An “Annual Observation Period” is each period commencing on and including an Observation Date and continuing to and including the next succeeding Observation Date.

  A “Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

The “Calculation Agent” means Citigroup Global Markets, an affiliate of Citigroup Funding, or any successor appointed by Citigroup Funding.

The “Closing Value” means the closing value of the Underlying Index as published by the Underlying Index Publisher (as defined below), subject to the terms described under “—Discontinuance of the S&P 500® Index” and “—Alteration of Method of Calculation” below.  If the Closing Value of the Underlying Index is not available or a Market Disruption Event occurs on any scheduled Observation Date, the Closing Value of the Underlying Index for that Observation Date, unless postponed by the Calculation Agent as described below, will be the arithmetic mean, as determined by the Calculation Agent, of the value of the Underlying Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the Calculation Agent.  If a Market Disruption Event occurs on any Observation Date, the Calculation Agent may postpone such Observation Date for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day immediately prior to the Maturity Date (as defined below).

The “Final Annual Index Value” for any Annual Observation Period will be equal to the Closing Value of the Underlying Index on the Observation Date occurring at the end of such Annual Observation Period.

An “Index Business Day” means a day, as determined by the Calculation Agent, on which the Underlying Index or any Successor Index (as defined below) is calculated and published and on which securities comprising more than 80% of the value of the Underlying Index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the Closing Value of the Underlying Index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

The “Initial Annual Index Value” for any Annual Observation Period will be equal to the Closing Value of the Underlying Index on the Observation Date occurring at the beginning of such Annual Observation Period.

The “Interest Payment Date” for any Annual Observation Period means the third Business Day following the Observation Date occurring at the end of such Annual Observation Period, provided that the Interest Payment Date for the Annual Observation Period ending on the Final Observation Date will be the Maturity Date.

A “Market Disruption Event” means, as determined by the Calculation Agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (i) stocks which then comprise 20% or more of the value of the Underlying Index or any Successor Index, (ii) any options or futures contracts, or any options on such futures contracts, relating to the Underlying Index or any Successor Index or (iii) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the Underlying Index or any Successor Index on any exchange or market if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material.  For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Underlying Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Underlying Index will be based on a comparison of the portion of the value of the Underlying Index attributable to that security relative to the overall value of the Underlying Index, in each case immediately before that suspension or limitation.

The “Observation Dates” are expected to be November 28, 2011 (the Pricing Date), November 26, 2012, November 25, 2013, November 24, 2014, November 23, 2015 and November 21, 2016 (the “Final Observation Date”).  If any Observation Date is not an Index Business Day, such Observation Date may be postponed by the Calculation Agent, but not past the Index Business Day immediately prior to the Maturity Date.  In addition, if a Market Disruption Event occurs on any Observation Date, the Calculation Agent may postpone such Observation Date as described above in the definition of “Closing Value.”

The “Original Issue Date” means November 30, 2011.

The “Pricing Date” means November 28, 2011.

The “Underlying Index Publisher” is Standard & Poor’s Financial Services LLC.

Payment at Maturity

The Notes will mature on November 25, 2016 (the “Maturity Date”).  On the Maturity Date, you will receive for each Note you hold an amount in cash equal to the annual interest payment due on the Maturity Date plus the Indexed Principal Amount.  The “Indexed Principal Amount” will be determined as follows:

• if the Final Index Value is greater than or equal to the Buffer Level:	$1,000, or
• if the Final Index Value is less than the Buffer Level:	the sum of (i) $1,000 multiplied by the Index Performance Factor, and (ii) $200.

The “Final Index Value” will be equal to the Closing Value of the Underlying Index on the Final Observation Date.

The “Index Performance Factor” will equal the Final Index Value divided by the Initial Index Value.

The “Initial Index Value” equals 1,192.55.

  If the Final Index Value is less than 80% of the Initial Index Value, the Indexed Principal Amount will be less than the stated principal amount of $1,000 and may be as low as $200 per Note.

Discontinuance of the Underlying Index

If the Underlying Index Publisher discontinues publication of the Underlying Index and it or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Underlying Index, then the value of the Underlying Index will be determined by reference to the value of that index, which we refer to as a “Successor Index.”

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the Successor Index to the registered holders of the Notes.

If the Underlying Index Publisher discontinues publication of the Underlying Index and a Successor Index is not selected by the Calculation Agent or is no longer published on any date of determination of the value of the Underlying Index, the value to be substituted for the Underlying Index for that date will be a value computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the relevant index prior to any such discontinuance.

If a Successor Index is selected or the Calculation Agent calculates a value as a substitute for the relevant index as described above, the Successor Index or value will be substituted for the relevant index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Underlying Index may adversely affect the market value of the Notes.  All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the Underlying Index or a Successor Index is changed in any material respect, or if the Underlying Index or a Successor Index is in any other way modified so that the value of the Underlying Index or the Successor Index does not, in the opinion of the Calculation Agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Underlying Index or the Successor Index as if the changes or modifications had not been made.  For example, if the method of calculating the Underlying Index or the Successor Index is modified so that the value of the Underlying Index or the Successor Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that index in order to arrive at a value of that index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the Final Observation Date were the date of such acceleration.  See “—Payment at Maturity” above.  If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a

Note will be capped at the maturity payment, calculated as though the Final Observation Date were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the Maturity Date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 4.918% per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC.  The Bank of New York Mellon, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

The CUSIP number for the Notes is 1730T0PU7.

Calculation Agent

The Calculation Agent for the Notes will be Citigroup Global Markets, an affiliate of Citigroup Funding. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

HYPOTHETICAL AMOUNTS PAYABLE ON THE NOTES

The total return on the Notes will consist of the annual interest payments payable on each Interest Payment Date (including the Maturity Date, in the case of the last annual interest payment) and the Indexed Principal Amount payable on the Maturity Date.  Set forth below are examples of the annual interest payments, the Indexed Principal Amount and the total return on the Notes.

Hypothetical Annual Interest Payments

The table below presents examples of the annual interest payment per Note that may be payable on each annual Interest Payment Date and the total interest payments that may be payable per Note over the term of the Notes.  The annual interest payment that will be payable where the applicable Annual Index Return Percentage is greater than or equal to 0% will be paid at a rate of 8% per annum.

Hypothetical Annual Interest Payments Per Note
Hypothetical Annual Index Return Percentages	1st Annual Interest Payment Date	2nd Annual Interest Payment Date	3rd Annual Interest Payment Date	4th Annual Interest Payment Date	5th Annual Interest Payment Date	Total Interest Payments
Less than 0% for each Annual Observation Period	$30.00	$30.00	$30.00	$30.00	$30.00	$150.00
Greater than or equal to 0% for the 1st Annual Observation Period and less than 0% for all subsequent Annual Observation Periods	$80.00	$30.00	$30.00	$30.00	$30.00	$200.00
Greater than or equal to 0% for the 1st and 2nd Annual Observation Periods and less than 0% for all subsequent Annual Observation Periods	$80.00	$80.00	$30.00	$30.00	$30.00	$250.00
Greater than or equal to 0% for the 1st, 2nd and 3rd Annual Observation Periods and less than 0% for all subsequent Annual Observation Periods	$80.00	$80.00	$80.00	$30.00	$30.00	$300.00
Greater than or equal to 0% for the 1st, 2nd, 3rd and 4th Annual Observation Periods and less than 0% for the final Annual Observation Period	$80.00	$80.00	$80.00	$80.00	$30.00	$350.00
Greater than or equal to 0% for each Annual Observation Period	$80.00	$80.00	$80.00	$80.00	$80.00	$400.00

The actual annual interest payments that will be paid on the Notes will depend on the actual Annual Index Return Percentages for each Annual Observation Period.

Hypothetical Indexed Principal Amounts

The table below presents examples of the Indexed Principal Amount per Note that may be payable on the Maturity Date.  The graph below illustrates the Indexed Principal Amount per Note that would be payable for a hypothetical range of Final Index Values, given an Initial Index Value of 1,192.55.

Hypothetical Final Index Value	Hypothetical Percentage Change from Initial Index Value to Hypothetical Final Index Value	Hypothetical Indexed Principal Amount Per Note
2,385.10	100%	$1,000
2,265.85	90%	$1,000
2,146.59	80%	$1,000
2,027.34	70%	$1,000
1,908.08	60%	$1,000
1,788.83	50%	$1,000
1,669.57	40%	$1,000
1,550.32	30%	$1,000
1,431.06	20%	$1,000
1,311.81	10%	$1,000
1,252.18	5%	$1,000
1,192.55	0%	$1,000
1,132.92	-5%	$1,000
1,073.30	-10%	$1,000
954.04	-20%	$1,000
942.11	-21%	$990
834.79	-30%	$900
715.53	-40%	$800
596.28	-50%	$700
477.02	-60%	$600
357.77	-70%	$500
238.51	-80%	$400
119.26	-90%	$300
0.00	-100%	$200

Indexed Principal Amount

Investors in the Notes will not be entitled to receive any dividends paid with respect to the stocks that constitute the Underlying Index.  As of November 28, 2011, the average dividend yield of those stocks was 2.22%

per year, which, if the average dividend yield remained constant for the term of the Notes, would be equivalent to 11.10% (calculated on a simple interest basis) over the approximately 5-year term of the Notes.  However, it is impossible to predict whether the dividend yield over the term of the Notes will be higher, lower or the same as this average dividend yield or the average dividend yield during any other period.  The graph above and the payment scenarios in this pricing supplement do not show any effect of lost dividend yield over the term of the Notes.

The actual Indexed Principal Amount per Note will depend on whether the actual Final Index Value is greater than, equal to or less than the Buffer Level.

Hypothetical Total Payments on the Notes

The table below presents examples of the total amounts payable per Note over the term of the Notes.

Hypothetical Indexed Principal Amount Per Note	Hypothetical Total Annual Interest Payments Per Note	Hypothetical Total Payments Per Note	Hypothetical Total Return Percentage	Hypothetical Annual Return Percentage(1)
$1,000	$400.00(2)	$1,400.00	40.00%	8.00%
$1,000	$350.00(3)	$1,350.00	35.00%	7.00%
$1,000	$300.00(4)	$1,300.00	30.00%	6.00%
$1,000	$250.00(5)	$1,250.00	25.00%	5.00%
$1,000	$200.00(6)	$1,200.00	20.00%	4.00%
$1,000	$150.00(7)	$1,150.00	15.00%	3.00%
$900	$350.00(3)	$1,250.00	25.00%	5.00%
$900	$300.00(4)	$1,200.00	20.00%	4.00%
$900	$150.00(7)	$1,050.00	5.00%	1.00%
$800	$300.00(4)	$1,100.00	10.00%	2.00%
$800	$250.00(5)	$1,050.00	5.00%	1.00%
$800	$150.00(7)	$950.00	-5.00%	-1.00%
$600	$300.00(4)	$900.00	-10.00%	-2.00%
$600	$250.00(5)	$850.00	-15.00%	-3.00%
$600	$150.00(7)	$750.00	-25.00%	-5.00%
$400	$250.00(5)	$650.00	-35.00%	-7.00%
$400	$200.00(6)	$600.00	-40.00%	-8.00%
$400	$150.00(7)	$550.00	-45.00%	-9.00%
$200	$250.00(5)	$450.00	-55.00%	-11.00%
$200	$200.00(6)	$400.00	-60.00%	-12.00%
$200	$150.00(7)	$350.00	-65.00%	-13.00%
(1) Calculated on a simple interest basis.
(2) Hypothetical Annual Index Return Percentages exceed or equal 0% for all five Annual Observation Periods.
(3) Hypothetical Annual Index Return Percentages exceed or equal 0% for only four Annual Observation Periods.
(4) Hypothetical Annual Index Return Percentages exceed or equal 0% for only three Annual Observation Periods.
(5) Hypothetical Annual Index Return Percentages exceed or equal 0% for only two Annual Observation Periods.
(6) Hypothetical Annual Index Return Percentages exceed or equal 0% for only one Annual Observation Period.
(7) Hypothetical Annual Index Return Percentages do not exceed or equal 0% for any Annual Observation Period.

The actual Indexed Principal Amount per Note will depend on whether the actual Final Index Value is greater than, equal to or less than the Buffer Level.  The actual annual interest payments that will be paid on the Notes will depend on the actual Annual Index Return Percentages for each Annual Observation Period.

DESCRIPTION OF THE S&P 500® INDEX
General

Unless otherwise stated, we have derived all information regarding the Underlying Index provided in this pricing supplement, including, without limitation, its composition, method of calculation and changes in components, from publicly available sources. Such information reflects the policies of, and is subject to change by, the Underlying Index Publisher.  The Underlying Index Publisher is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Underlying Index at any time.  None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the Underlying Index.

The Underlying Index is published by Underlying Index Publisher and is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the Underlying Index is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the index components are updated periodically so that the Underlying Index reflects the performance of the U.S. equity markets.

As of November 28, 2011, the aggregate market value of the 500 companies included in the Underlying Index represented approximately 75% of the U.S. equities market.  The Underlying Index Publisher chooses companies for inclusion in the Underlying Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the New York Stock Exchange, which the Underlying Index Publisher uses as an assumed model for the composition of the total market.  Relevant criteria employed by the Underlying Index Publisher include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of November 28, 2011, the 500 companies included in the Underlying Index were divided into 10 Global Industry Classification Sectors.  The Global Industry Classification Sectors included (with the percentage of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (10.72%), Consumer Staples (11.51%), Energy (12.24%), Financials (13.19%), Health Care (11.67%), Industrials (10.66%), Information Technology (19.65%), Materials (3.52%), Telecommunication Services (3.07%) and Utilities (3.76%). The Underlying Index Publisher may from time to time, in its sole discretion, add companies to, or delete companies from, the Underlying Index to achieve the objectives stated above.

THE UNDERLYING INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT.

Computation of the S&P 500® Index

On March 21, 2005, the Underlying Index Publisher began to calculate the Underlying Index based on a half float-adjusted formula, and on September 16, 2005, the Underlying Index Publisher completed the full float adjustment of the Underlying Index. The Underlying Index Publisher’s criteria for selecting stocks for the Underlying Index were not changed by the shift to float adjustment. However, the adjustment affects each company’s weight in the Underlying Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the Underlying Index reflect only those shares that are available to investors and not all of a company’s outstanding shares.  The Underlying Index Publisher defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by governmental entities, including all levels of government in the United States or foreign countries; and

•
holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float.  In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the Underlying Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index will then be calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, the Underlying Index Publisher will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The Underlying Index is calculated using a base-weighted aggregate methodology: the level of the Underlying Index reflects the total market value of all Underlying Index component stocks relative to the Underlying Index’s base period of 1941-43 (the “base period”).

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the Underlying Index component stocks during the base period has been set equal to an indexed value of 10.  This is often indicated by the notation 1941-43=10.  In practice, the daily calculation of the Underlying Index is computed by dividing the total market value of the Underlying Index component stocks by a number called the index divisor.  By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the Underlying Index, it is the only link to the original base period level of the Underlying Index.  The index divisor keeps the Underlying Index comparable over time and is the manipulation point for all adjustments to the Underlying Index (“index maintenance’).

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the Underlying Index from changing due to corporate actions, all corporate actions which affect the total market value of the Underlying Index require an index divisor adjustment.  By adjusting the index divisor for the change in total market value, the level of the Underlying Index remains constant. This helps maintain the level of the Underlying Index as an accurate barometer of stock market performance and ensures that the movement of the Underlying Index does not reflect the corporate actions of individual companies in the Underlying Index.  All index divisor adjustments are made after the close of trading.  Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the Underlying Index and do not require index divisor adjustments.

Historical Data on the S&P 500® Index

The following table sets forth, for each of the quarterly periods indicated, the high and low Closing Values, as well as the end-of-period Closing Values, of the Underlying Index from January 3, 2006 through November 28, 2011.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  These historical data on the Underlying Index are not indicative of the future performance of the Underlying Index or what the market value of the Notes may be. Any historical upward or downward trend in the value of the Underlying Index during any period set forth below is not an indication that the Underlying Index is more or less likely to increase or decrease at any time during the term of the Notes, and no assurance can be given as to the Closing Value of the Underlying Index on any Observation Date.

High	Low	Period End
2006
Quarter
First	1,307.25	1,254.78	1,294.83
Second	1,325.76	1,223.69	1,270.20
Third	1,339.15	1,234.49	1,335.85
Fourth	1,427.09	1,331.32	1,418.30
2007
Quarter
First	1,459.68	1,374.12	1,420.86
Second	1,539.18	1,424.55	1,503.35
Third	1,553.08	1,406.70	1,526.75
Fourth	1,565.15	1,407.22	1,468.36
2008
Quarter
First	1,447.16	1,273.37	1,322.70
Second	1,426.63	1,278.38	1,280.00
Third	1,305.32	1,106.39	1,166.36
Fourth	1,161.06	752.44	903.25
2009
Quarter
First	934.70	676.53	797.87
Second	946.21	811.08	919.32
Third	1,071.66	879.13	1,057.08
Fourth	1,127.78	1,025.21	1,115.10
2010
Quarter
First	1,174.17	1,056.74	1,169.43
Second	1,217.28	1,030.71	1,030.71
Third	1,148.67	1,022.58	1,141.20
Fourth	1,259.78	1,137.03	1,257.64
2011
Quarter
First	1,343.01	1,256.88	1,325.83
Second	1,363.61	1,265.42	1,320.64
Third	1,353.22	1,119.46	1,131.42
Fourth (through November 28, 2011)	1,363.61	1,099.23	1,192.55

On November 28, 2011, the Closing Value of the Underlying Index was 1,192.55.

The following graph illustrates the historical performance of the Underlying Index based on the Closing Value thereof on each Index Business Day from January 3, 2006 through November 28, 2011. Past movements of the Underlying Index are not indicative of future values of the Underlying Index.

License Agreement

The Underlying Index Publisher and Citigroup Global Markets, an affiliate of Citigroup Funding, have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by the Underlying Index Publisher in connection with certain financial products, including the Notes.

The license agreement between the Underlying Index Publisher and Citigroup Global Markets provides that the following language must be stated in this pricing supplement.

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. S&P’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P 500® Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding, its affiliates or the Notes. S&P has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the Notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF

THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND CITIGROUP FUNDING.”

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated August 26, 2011 among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $832,000 principal amount of Notes (832 Notes) for a minimum of $960.50 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc.  Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to selected dealers at the public offering price less a variable selling concession of up to $39.50 per Note. Citigroup Global Markets will pay the applicable selling concession to selected dealers and their financial advisors collectively.  Citigroup Global Markets may allow, and these dealers may reallow, a selling concession of not more than $39.50 per Note on sales to certain other dealers. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding has entered into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The Inclusion of Underwriting Fees and Projected Profit From Hedging in the Original Issue Price Is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding.  Accordingly, the offering will conform to the requirements set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the Notes, either directly or indirectly, without the prior written consent of the client.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)
it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)
if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

VALIDITY OF THE NOTES

In the opinion of Douglas C. Turnbull, Associate General Counsel - Capital Markets and Corporate Reporting of Citigroup Inc. (the “Guarantor”) and counsel to Citigroup Funding Inc., when the Notes offered by this pricing supplement have been executed and issued by Citigroup Funding Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes and related guarantee will be legal, valid and binding obligations of Citigroup Funding Inc. and the Guarantor, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting creditors’ rights generally from time to time in effect and subject to general principles of equity, regardless of whether such is considered in a proceeding in equity or at law.

This opinion is given as of the date of this pricing supplement and is limited to matters governed by the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware (including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting the General Corporation Law of the State of Delaware and such applicable provisions of the Delaware Constitution).  In addition, this opinion is subject to customary assumptions as to legal capacity, genuineness of signatures and authenticity of  documents as stated in the opinion dated May 11, 2011, which has been filed as exhibit number 5(a) to Citigroup Funding Inc.’s Registration Statement on Form S-3 (No. 333-172554).

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Prospective investors should note that the discussion under the section called “Certain United States Federal Income Tax Considerations” in the accompanying prospectus supplement does not apply to the Notes issued under this pricing supplement and is superseded by the following discussion.

The following summary is a general discussion of the principal U.S. federal tax consequences of ownership and disposition of the Notes.  This discussion applies only to an investor who holds the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).  This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:
•           certain financial institutions;

•           dealers or traders subject to a mark-to-market method of tax accounting with respect to the Notes;

•           investors holding the Notes as part of a “straddle,” conversion transaction, integrated transaction or constructive sale transaction;

•           U.S. Holders (defined below) whose functional currency is not the U.S. dollar;

•           entities classified as partnerships for U.S. federal income tax purposes;

•           regulated investment companies;

•           tax-exempt entities, including an “individual retirement account” or “Roth IRA”; or

•           persons subject to the alternative minimum tax.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.  Partnerships holding Notes and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of Notes.

We will not attempt to ascertain whether any of the issuers of the stocks composing the Underlying Index (such shares hereafter referred to as “Underlying Shares”) should be treated as “U.S. real property holding corporations” (“USRPHCs”) within the meaning of Section 897 of the Code.  If any of the issuers of Underlying Shares were so treated, certain adverse U.S. federal income tax consequences might apply to a Non-U.S. Holder (as defined below) upon the sale, exchange or settlement of the Notes.  Non-U.S. persons considering an investment in the Notes should refer to information filed with the Securities and Exchange Commission or another governmental authority by the issuers of Underlying Shares and consult their tax advisers regarding the possible consequences to them if any such issuer of Underlying Shares is or becomes a USRPHC.

As the law applicable to the U.S. federal taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein, possibly with retroactive effect.

Tax Treatment of the Notes

Each holder, by purchasing the Notes, agrees to treat each Note as a put option (the “Put Option”) written by the holder with respect to the underlying index, secured by a cash deposit equal to the issue price (the “Deposit”).  Under this treatment:

•	a portion of each coupon payment will be attributable to interest on the Deposit; and

•
the remainder will represent option premium attributable to the holder’s grant of the Put Option (with respect to each coupon payment received and, collectively, all coupon payments received, “Put Premium”).

Due to the absence of statutory, judicial or administrative authorities that directly address the U.S. federal tax treatment of the Notes or similar instruments, significant aspects of the treatment of an investment in the Notes are uncertain.  We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the treatment described below.  Accordingly, potential investors should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the Notes and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Unless otherwise stated, the following discussion is based on the treatment of each Note as a Put Option and a Deposit.

Tax Consequences to U.S. Holders

This section applies only to U.S. Holders.  As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•           a citizen or resident of the United States;

•           a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•           an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term “U.S. Holder” also includes certain former citizens and residents of the United States.

Coupon Payments.  The Deposit should be treated as a “variable rate debt instrument.”  Under this treatment, interest on the Deposit will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received (in accordance with the holder’s method of tax accounting).  The Put Premium will not be taken into account until maturity or earlier sale or exchange of the Notes.  We will treat 73% of each coupon payment as interest on the Deposit and 27% as Put Premium.

Sale or Exchange Prior to Maturity.  Upon a sale or exchange of a Note prior to maturity, a U.S. Holder should apportion the amount realized (excluding any amount attributable to accrued but unpaid interest on the Deposit, which will be treated as a payment of interest) between the Deposit and the Put Option based on their respective values on the date of sale or exchange. Because the amount of a coupon payment in respect of an accrual period will not be known until the end of the relevant Observation Period, it is not clear how to determine how much interest will be treated as having accrued on the Deposit at the time of a sale or exchange that occurs during the period. A U.S. Holder will recognize gain or loss with respect to the Deposit in an amount equal to the difference between (i) the amount realized that is apportioned to the Deposit (the “Deposit Value”) and (ii) the U.S. Holder’s basis in the Deposit (i.e., the original issue price). This gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year.

Any difference between the amount realized on the sale or exchange and the Deposit Value will be apportioned to the Put Option. If the Deposit Value exceeds the amount realized upon the sale or exchange of a Note, a U.S. Holder will be treated as having made a payment equal to such excess in exchange for the purchaser’s assumption of the Put Option. The U.S. Holder will recognize gain or loss in respect of the Put Option in an amount equal to the total Put Premium previously received by the U.S. Holder, decreased by the amount deemed to be paid by the U.S. Holder, or increased by the amount deemed to be paid to the U.S. Holder, in exchange for the purchaser’s assumption of the Put Option. This gain or loss will be short-term capital gain or loss.

Tax Treatment at Maturity. The coupon payment received at maturity will be treated as described above under “Coupon Payments.”

If the final index value is greater than or equal to the buffer level, a U.S. Holder will not recognize gain or loss upon the return of the Deposit, but will recognize short-term capital gain in an amount equal to the sum of all Put Premium received, including the Put Premium received at maturity.

If the final index value is less than the buffer level, a U.S. Holder  will be deemed to have applied the Deposit toward the cash settlement of the Put Option. In that case, the U.S. Holder will recognize gain or loss with respect to the Put Option in an amount equal to the difference between (i) the total Put Premium received and the cash the U.S. Holder receives at maturity, excluding the final coupon payment, and (ii) the Deposit. This gain or loss will be short-term capital gain or loss.

Possible Alternative Tax Treatments of an Investment in the Notes

Alternative U.S. federal income tax treatments of the Notes are possible that, if applied, could materially and adversely affect the timing and/or character of income, gain or loss with respect to the Notes.  It is possible, for example, that the Notes could be treated in their entirety as debt instruments issued by us.  Under this treatment, the Notes would be governed by Treasury regulations relating to the taxation of contingent payment debt instruments.  In that event, regardless of the U.S. Holder’s tax accounting method, in each year that the U.S. Holder held the Notes the U.S. Holder would be required to accrue income based on our comparable yield for similar non-contingent debt, determined as of the time of issuance of the Notes.  In addition, any gain on the sale, exchange or settlement of the Notes would be treated as ordinary income.

Other possible U.S. federal income tax treatments of the Notes could also affect the timing and character of income or loss with respect to the Notes.  In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  While it is not clear whether the Notes would be viewed as similar to the typical prepaid forward contract described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.  U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Tax Consequences to Non-U.S. Holders

This section applies only to Non-U.S. Holders.  As used herein, the term “Non-U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•           an individual who is classified as a nonresident alien;

•           a foreign corporation; or

•           a foreign trust or estate.

The term “Non-U.S. Holder” does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes or certain former citizens or residents of the United States.  Such holders should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the Notes.

Unless otherwise stated, the following discussion is based on the treatment of each Note as a Put Option and a Deposit.

A Non-U.S. Holder of the Notes generally should not be subject to U.S. federal income or withholding tax in respect of amounts paid to the Non-U.S. Holder, provided that: (i) income or gain in respect of the Notes is not effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States, and (ii)

the Non-U.S. Holder (or a financial institution holding the Notes on behalf of the Non-U.S. Holder) furnishes to the applicable withholding agent an IRS Form W-8BEN on which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

If the Non-U.S. Holder is engaged in a U.S. trade or business, and if income or gain from the Notes is effectively connected with the Non-U.S. Holder’s conduct of that trade or business, the Non-U.S. Holder generally will be subject to regular U.S. federal income tax with respect to that income or gain in the same manner as if the Non-U.S. Holder were a U.S. Holder, unless an applicable income tax treaty provides otherwise.  Non-U.S. Holders to which this paragraph may apply should consult their tax advisers regarding other U.S. tax consequences of the ownership and disposition of the Notes, including, if the Non-U.S. Holder is a corporation, the possible imposition of a 30% branch profits tax.

Tax Consequences Under Possible Alternative Treatments.  Other U.S. federal income tax treatments of the Notes are also possible.  In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  While it is not clear whether the Notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might materially and adversely affect the withholding tax consequences of an investment in the Notes, possibly with retroactive effect.  Accordingly, Non-U.S. Holders should consult their tax advisers regarding the issues presented by the notice.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property subject to U.S. federal estate tax.  Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the Notes.

Information Reporting and Backup Withholding

Amounts paid on the Notes may be subject to information reporting and, if the holder fails to provide certain identifying information (such as an accurate taxpayer identification number in the case of a U.S. Holder) or meet certain other conditions, may also be subject to backup withholding at the rate specified in the Code.  A Non-U.S. Holder (or financial institution holding the Notes on behalf of the Non-U.S. Holder) that provides the applicable withholding agent with an IRS Form W-8BEN or W-8ECI, as appropriate, will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against the holder’s U.S. federal income tax liability, provided the relevant information is timely furnished to the IRS.

We are responsible for the information contained and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.
____________________
TABLE OF CONTENTS

Citigroup Funding Inc.

Medium-Term Notes, Series D

Annual Observation Coupon Notes Based on the
Performance of the S&P 500® Index

Due November 25, 2016

($1,000 Stated Principal Amount per Note)
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed
by Citigroup Inc.

Pricing Supplement

November 28, 2011
(Including Prospectus Supplement dated
May 12, 2011 and Prospectus dated
 May 12, 2011)

Page Pricing Supplement
Summary Information—Q&A	PS-2
Summary Terms	PS-6
Risk Factors Relating to the Notes	PS-8
Description of the Notes	PS-12
Hypothetical Amounts Payable on the Notes	PS-17
Description of the S&P 500® Index	PS-20
Plan of Distribution; Conflicts of Interest	PS-25
ERISA Matters	PS-26
Validity of the Notes	PS-26
United States Federal Income Tax Considerations	PS-27

Prospectus Supplement
Risk Factors	S-3
Important Currency Information	S-7
Description of the Notes	S-8
Certain United States Federal Income Tax Considerations	S-34
Plan of Distribution; Conflicts of Interest	S-41
Validity of the Notes	S-42
ERISA Matters	S-42

Prospectus
Prospectus Summary	1
Forward-Looking Statements	8
Citigroup Inc.	8
Citigroup Funding Inc.	8
Use of Proceeds and Hedging	9
European Monetary Union	10
Description of Debt Securities	10
Description of Index Warrants	21
Description of Debt Security and Index Warrant Units	24
Plan of Distribution; Conflicts of Interest	25
ERISA Matters	28
Legal Matters	28
Experts	28